CIGNA CORPORATION	EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)
	Three Months Ended March 31,
	2001	2000

Income before income taxes	$420	$420

Fixed charges included in income:
Interest expense	29	27
Interest portion of rental expense	11	10

Total fixed charges included in income	40	37

Income from equity investee	(17)	-

Minority interest	-	9

Income available for fixed charges	$443	$466

RATIO OF EARNINGS TO FIXED CHARGES	11.1	12.6